FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR 3Q18 Passenger Traffic Increased 6.7% YoY

in Mexico, 3.8% in San Juan, Puerto Rico and 7.3% in Colombia

Mexico City, October 22, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced results for the three-and nine-month periods ended September 30, 2018.

3Q18 Highlights1

•	Passenger traffic in Mexico rose 6.7% YoY, reflecting increases of 10.5% and 2.8% in domestic and international traffic, respectively. Cancun Airport was the main traffic driver.

•	Traffic in Puerto Rico (Aerostar) increased 3.8%, as a 5.3% increase in domestic traffic more than offset the 5.9% decline in international traffic. The recovery in total passenger traffic reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

•	Traffic in Colombia (Airplan) increased 7.3% YoY, reflecting increases of 6.4% in domestic traffic and 12.4% in international traffic.

•	Consolidated commercial revenues per passenger reached Ps.92.5.

•	Consolidated EBITDA rose 18.9% YoY, reaching Ps.2,278.3 million.

•	Cash position at the end of the quarter reached Ps.4,569.1 million. Net Debt to LTM EBITDA stood at 1.22x, reflecting the consolidation of Aerostar and Airplan.

ASUR 3Q18 Page 1 of 25

Passenger Traffic

ASUR’s total passenger traffic in 3Q18 increased 6.3% YoY to 13.3 million passengers, reflecting increases of 6.7% in traffic in Mexico, 3.8% in Puerto Rico and 7.3% in Colombia.

The 6.7% YoY growth in passenger traffic in Mexico reflects increases of 10.5% and 2.8% in domestic and international traffic, respectively. Cancun was the main driver behind traffic growth, with increases of 10.6% and 2.8% in domestic and international traffic, respectively, with the majority of ASUR’s other Mexican airports also contributing to higher traffic.

Traffic in Puerto Rico increased 3.8% YoY, recovering following the impact of Hurricane Maria, which hit the island in September 2017. Domestic traffic increased 5.3% YoY, more than offsetting a decline of 5.9% in international traffic.

Colombia reported a 7.3% YoY increase in total traffic driven by increases of 12.4% and 6.4% in international and domestic traffic, respectively.

Tables with detailed passenger traffic information for each airport can be found on page 19 of this report.

Table 2: Passenger Traffic Summary
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Total México	7,783,057	8,303,559	6.7	23,530,519	25,158,418	6.9
- Cancun	5,909,015	6,251,306	5.8	17,996,106	19,189,289	6.6
- 8 Others Airports	1,874,042	2,052,253	9.5	5,534,413	5,969,129	7.9
Domestic Traffic	3,929,206	4,342,594	10.5	10,641,806	11,725,081	10.2
- Cancun	2,254,689	2,493,382	10.6	5,839,906	6,525,887	11.7
- 8 Others Airports	1,674,517	1,849,212	10.4	4,801,900	5,199,194	8.3
International traffic	3,853,851	3,960,965	2.8	12,888,713	13,433,337	4.2
- Cancun	3,654,326	3,757,924	2.8	12,156,200	12,663,402	4.2
- 8 Others Airports	199,525	203,041	1.8	732,513	769,935	5.1
Total San Juan, Puerto Rico[1]	2,144,760	2,226,595	3.8	6,865,311	6,362,573	(7.3)
Domestic Traffic	1,858,789	1,957,414	5.3	6,005,732	5,672,204	(5.6)
International traffic	285,971	269,181	(5.9)	859,579	690,369	(19.7)
Total Colombia[2]	2,610,921	2,800,730	7.3	7,727,462	7,681,418	(0.6)
Domestic Traffic	2,248,484	2,393,455	6.4	6,709,903	6,516,614	(2.9)
International traffic	362,437	407,275	12.4	1,017,559	1,164,804	14.5
Total traffic	12,538,738	13,330,884	6.3	38,123,292	39,202,409	2.8
Domestic Traffic	8,036,479	8,693,463	8.2	23,357,441	23,913,899	2.4
International traffic	4,502,259	4,637,421	3.0	14,765,851	15,288,510	3.5

Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

1 On May 26, 2017, ASUR increased its ownership stake in Aerostar, operator of LMM Airport in Puerto Rico from 50% to 60%. ASUR began fully consolidating line by line Aerostar’s operations starting June 1, 2017. For comparison purposes, this table includes traffic figures for LMM Airport for 3Q18 and 3Q17.
2 On October 19, 2017, ASUR began to consolidate Airplan’s operations (Colombia). For comparison purposes, this table includes traffic figures for Airplan for 3Q17 and 3Q18.

Review of Consolidated Results

In May 2017, ASUR increased its share ownership in Aerostar, operator of LMM Airport in Puerto Rico, to 60% from its prior 50% ownership. Accordingly, until May 31, 2017, ASUR’s ownership in Aerostar was accounted for by the equity method, while starting June 1, 2017, ASUR began to fully consolidate Aerostar results on a line by line basis. In addition, on October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia, and starting on that date, ASUR began to fully consolidate Airplan’s operations on a line by line basis. On May 25, 2018, ASUR acquired a 7.58% ownership stake in Airplan, bringing its total share ownership in Airplan to 100.0%.

ASUR 3Q18 Page 2 of 25

Table 3: Summary of Consolidated Results
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Total Revenues	3,230,104	3,682,047	14.0	8,642,149	11,486,011	32.9
Aeronautical Services	1,732,467	2,251,115	29.9	4,587,720	6,715,133	46.4
Non-Aeronautical Services	1,088,079	1,340,615	23.2	3,110,280	4,160,293	33.8
Total Revenues Excluding Construction Revenues	2,820,546	3,591,730	27.3	7,698,000	10,875,426	41.3
Construction Revenues [5]	409,558	90,317	(77.9)	944,149	610,585	(35.3)
Total Operating Costs & Expenses	1,574,494	2,025,512	28.6	3,740,868	5,834,738	56.0
Operating Profit	1,655,610	1,656,535	0.1	4,901,281	5,651,273	15.3
Operating Margin	51.26%	44.99%	(627 bps)	56.7%	49.2%	(751 bps)
Adjusted Operating Margin [1]	58.70%	46.12%	(1258 bps)	63.7%	52.0%	(1171 bps)
EBITDA	1,916,603	2,278,320	18.9	5,475,755	7,093,833	29.5
EBITDA Margin	59.34%	61.88%	254 bps	63.4%	61.8%	(160 bps)
Adjusted EBITDA Margin [2]	67.95%	63.43%	(452 bps)	71.1%	65.2%	(590 bps)
Net Income	1,145,613	1,006,574	(12.1)	3,636,319	3,572,062	(1.8)
Majority Net Income	1,100,695	988,054	(10.2)	3,571,974	3,529,012	(1.2)
Earnings per Share	3.6690	3.2935	(10.2)	11.9066	11.7634	(1.2)
Earnings per ADS in US$	1.9596	1.7591	(10.2)	6.3593	6.2828	(1.2)

Total Commercial Revenues per Passenger [3]	99.5	92.5	(7.1)	105.8	97.3	(8.0)
Commercial Revenues	992,211	1,241,918	25.2	2,824,359	3,840,862	36.0
Commercial Revenues from Direct Operations per Passenger [4]	19.3	17.4	(9.9)	18.9	18.1	(4.4)
Commercial Revenues Excl. Direct Operations per Passenger	80.2	75.1	(6.4)	86.9	79.2	(8.8)

1 Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is equal to operating profit divided by total revenues excluding construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

3 Passenger figures include transit and general aviation passengers for Mexico, Puerto Rico and Colombia.

4 Represents ASUR’s operations in convenience stores.

5 Construction revenues for Airplan in 3Q18 include the actual construction revenues which are equal to construction costs of Ps.63.1 million plus an estimated revenue decline derived from the valuation of the intangible asset at its present value (guaranteed revenues from the concession) of Ps.80.9 million according to IFRIC 12.

Consolidated Revenues

Consolidated Revenues for 3Q18 rose 14.0% YoY to Ps.3,682.0 million, mainly as a result of the following increases:

•	29.9% in revenues from aeronautical services to Ps.2,251.1 million. Mexico contributed with Ps.1,495.9 million in revenues from aeronautical services in 3Q18, while Puerto Rico and Colombia contributed with Ps.433.8 million and Ps.321.3 million, respectively; and
•	23.2% in revenues from non-aeronautical services to Ps.1,340.6 million, principally reflecting the 25.2% increase in commercial revenues. Mexico contributed with Ps.997.4 million in commercial revenues, while Puerto Rico and Colombia contributed with Ps.242.8 million and Ps.100.5 million, respectively.

This was partially offset by a 77.9% decline in revenues from construction services in Mexico, Puerto Rico and Colombia as a result of lower capital expenditures and other investments in concessioned assets during the period.

Excluding revenues from construction services, which are deducted as costs under IFRS accounting standards, total revenues would have increased 27.3% YoY to Ps.3,591.7 million. Total revenues in Puerto Rico and Colombia in 3Q17 represented 18.8% and 11.7%, respectively, of ASUR’s consolidated revenues excluding revenues from construction services.

Commercial Revenues in 3Q18 increased 25.2% YoY, mainly reflecting the 6.3% increase in total passenger traffic, along with the contribution of Ps.100.5 million in Colombia in 3Q18. Commercial revenues in Mexico rose 14.5%, mainly driven by increases in Duty Free, Food and Beverages, Retail and Car Rentals, among others, mainly reflecting the opening of Terminal 4 at Cancun Airport during 4Q17. Likewise, Puerto Rico reported an YoY increase of 17.0%, or Ps.34.9 million in commercial revenues.

ASUR 3Q18 Page 3 of 25

Commercial Revenues per Passenger declined to Ps.92.5 in 3Q18, from Ps.99.5 in 3Q17. Note that ASUR began to consolidate Aerostar’s results (Puerto Rico) starting June 1, 2017 and Airplan (Colombia) beginning October 19, 2017. As a result, this decline in commercial revenues per passenger reflects the comparison of 3Q18 figures against operations in Puerto Rico for 3Q17, while Colombia is only included for 3Q18. Mexico contributed with commercial revenues per passenger of Ps.108.1 in 3Q18, Puerto Rico with Ps.108.0 and Colombia with Ps.35.0. During the period, and on a stand-alone basis, commercial revenues per passenger increased 7.6% in Mexico, 12.7% in Puerto Rico and 20.0% in Colombia.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, for 3Q18 increased by 28.6% YoY, or Ps.451.0 million, to Ps.2,025.5 million. Excluding construction costs, operating costs and expenses increased 59.2% to Ps.1,854.2 million, mainly impacted by the following increases:

•	15.9% in operating costs and expenses excluding construction costs, or Ps.125.1 million, in Mexico principally reflecting increases in professional fees, higher cost of sales from the opening of stores directly operated by ASUR in Terminal 4 of Cancun Airport, as well as higher security, energy and maintenance expenses in connection of the new terminal space;

•	32.1%, or Ps.120.6 million, in Puerto Rico, principally reflecting higher maintenance and energy costs as well as higher insurance costs in connection with Hurricane Maria. Costs also reflect higher depreciation and amortization from the recognition of the intangible asset resulting from the valuation of Aerostar under IFRS 3, which impacted amortization expenses by Ps.42.7 million; and

•	A Ps.443.6 million contribution from Colombia in 3Q18, which was acquired on October 19, 2017. This was mainly due to Ps.139.8 million in cost of services, Ps.1.6 million in technical assistance costs, concession costs of Ps.79.9 million, as well as amortization of the concession of Ps.222.4 million (includes Ps.23.9 million from the recognition of the intangible asset resulting from the valuation of Airplan under IFRS 3, and Ps.133.9 million in initial amortization of complementary works).

Cost of Services increased 36.0%, mainly due to the increase in expenses of Ps.42.5 million in Puerto Rico reflecting higher energy, insurance and maintenance costs. Colombia contributed with Ps.139.8 million in expenses, from the consolidation of operations, mainly composed of energy, professional fees, security and maintenance expenses. Mexico contributed with a Ps.65.7 million increase in cost of services, reflecting higher maintenance expenses resulting from the opening of Terminal 4 in Cancun airport, along with higher cost of sales from convenience stores directly operated by ASUR. Higher energy, security, and maintenance expenses also contributed to the increase in cost of services.

Construction Costs declined 58.2% YoY to Ps.171.3 million, mainly due to lower levels of capital improvements made to the concessioned assets during the period. Mexico contributed with decline in construction costs of 77.5%, or Ps.317.2 million, more than offsetting the inclusion of Ps.63.1 million from Colombia, and a 15.9 million increase in Puerto Rico.

G&A Expenses, which reflect administrative expenses in Mexico, increased 13.3% YoY.

Consolidated Technical Assistance increased 13.5% YoY, mainly reflecting EBITDA growth in Mexico excluding extraordinary items, a factor in the calculation of the fee.

Concession Fees increased 119.6% YoY, principally reflecting higher fees paid to the Mexican government, mainly due to an increase in regulated revenues in Mexico, a factor in the calculation of the fee. Concession fees for 3Q18 also reflect an increase in Puerto Rico and the consolidation of Colombia.

Depreciation and Amortization increased 124.8%, or Ps.300.9 million, principally due to: i) a Ps.48.5 million increase in Puerto Rico derived from the recognition of the concession resulting from the valuation of the investment in Aerostar under IFRS 3 which impacted amortization by Ps.42.7 million, and ii) a Ps.222.4 million in depreciation in Colombia (includes Ps.23.9 million from recognition of the amortization of the intangible asset resulting from the valuation of the investment in Airplan under IFRS 3, Ps.133.9 million in initial amortization of complementary works undertaken and Ps.64.6 million in amortization of committed works due to the increase in the accumulated amortization rate in the period).

ASUR 3Q18 Page 4 of 25

Consolidated Operating Profit and EBITDA

In 3Q18, ASUR reported a Consolidated Operating Profit of Ps.1,656.5 million and Operating Margin of 45.0%. This was mainly the result of increases of 29.9%, or Ps.518.6 million, in aeronautical revenues, and 25.2%, or Ps.249.7 million in commercial revenues. For 3Q18, Puerto Rico reported an operating profit of Ps.180.3 million and Colombia reported an operating loss of Ps.102.8 million.

Adjusted Operating Margin, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, is calculated as operating profit divided by total revenues less construction services revenues; and was 46.1% in 3Q18 compared with 58.7% in 3Q17.

EBITDA increased 18.9%, or Ps.361.7 million, to Ps.2,278.3 million in 3Q18. Puerto Rico reported a decline in EBITDA of 5.7% to Ps.329.7 million, while Colombia contributed with Ps.200.6 million in EBITDA. Mexican operations reported an 11.5% YoY increase in EBITDA. During 3Q18, ASUR recognized Ps.90.3 million in Construction Revenues, a year-on-year decline of 77.9%, due to lower capital expenditures and investments in concessioned assets. As a result, 3Q18 EBITDA Margin was 61.9% compared to 59.3% in 3Q17.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia was 63.4% in 3Q18 compared to 68.0% in 3Q17.

Consolidated Comprehensive Financing Gain (Loss)

Table 4: Consolidated Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Interest Income	54,102	58,148	7.5	163,953	209,010	27.5
Interest Expense	(206,164)	(298,931)	45.0	(318,884)	(914,861)	186.9
Foreign Exchange Gain (Loss), Net	49,226	(39,492)	n/a	50,524	33,095	(34.5)
Total	(102,836)	(280,275)	172.5	(104,407)	(672,756)	544.4

In 3Q18, ASUR reported a Ps.280.3 million Consolidated Comprehensive Financing Loss, compared to a Ps.102.8 million loss in 3Q17.

Interest expense rose by Ps.92.8 million during the period, mainly reflecting a higher debt balance resulting from the consolidation Airplan (Colombia), as well as interest generated by the loans incurred in Mexico in October 2017, and to a lesser extent from higher interest expenses in Puerto Rico. Interest income increased by Ps.4.0 million, as a result of a higher cash balance and the increase in interest rates.

In 3Q18, ASUR reported a foreign exchange loss of Ps.39.5 million, resulting from the 3.8% quarterly average depreciation of the Mexican peso against the U.S. dollar on ASUR’s foreign currency net asset position. This compared to a Ps.49.2 million foreign exchange gain in 3Q17 resulting from the 1.8% quarterly average Mexican peso appreciation during that period.

Income Taxes

Income Taxes for 3Q18 declined by Ps.37.5 million year-over-year, principally due to the following factors:

•	A Ps.22.1 million decrease in the provision for income taxes, resulting from a lower taxable income base in Mexico due to a change in the tax amortization rate on those concessioned assets, along with a deferred income tax gain in Colombia starting October 19, 2017, derived from changes in tax legislation according to Decree 2235 published on December 27, 2017.

•	A Ps.15.4 million decline in deferred income taxes, mainly reflecting a deferred income tax gain in Colombia of Ps.76.5 million, derived from changes in tax legislation according to Decree 2235 published on December 27, 2017, partially offset by a lower taxable income base in Mexico resulting from a change in the tax amortization rate on the concessioned assets.

ASUR 3Q18 Page 5 of 25

Majority Net Income

Majority Net Income for 3Q18 decreased by 10.2% to Ps.988.0 million, down from Ps.1,100.7 million in 3Q17. Earnings per common share for the quarter were Ps.3.2935 and earnings per ADS (EPADS) were US$1.7591 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.3.6690 and EPADS of US$1.9596 for the same period last year.

Consolidated Financial Position

On September 30, 2018, airport concessions represented 88.5% of the Company’s total assets, with current assets representing 10.5% and other assets representing 0.9%.

As of September 30, 2018, ASUR had cash and cash equivalents of Ps.4,569.1 million, a 2.3% decrease from Ps.4,677.4 million at December 31, 2017. Puerto Rico contributed with Ps.534.9 million in cash and cash equivalents in 3Q18 and Colombia with Ps.126.9 million.

As of September 30, 2018, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet: i) the recognition of a net intangible asset of Ps.5,876.1 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.587.6 million, and iv) a minority interest of Ps.5,316.7 million within the stockholders 'equity.

Furthermore, the valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet as of September 30, 2018: i) the recognition of a net intangible asset of Ps.1,364.2 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.257.0 million, and iv) Ps.610.4 million from the recognition at bank loans at fair value.

On May 25, 2018, ASUR acquired 7.58% of the share ownership of Airplan bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of Shareholders’ Equity in excess of the Ps.46.3 million paid for the acquisition of this additional 7.58% stake in Airplan.

Stockholders’ equity at the close of 3Q18 was Ps.34,698.0 million and total liabilities were Ps.20,393.3 million, representing 63.0% and 37.0% of total assets, respectively. Deferred liabilities represented 15.1% of ASUR’s total liabilities.

Total Debt at quarter-end decreased to Ps.15,575.9 million, from Ps.17,644.0 million on December 31, 2017, principally reflecting the consolidation of debt in Puerto Rico and Colombia as shown on Tables 5 and 6, as well as the Ps.4,000 million loan at Cancun Airport. A total of Ps.8,438.5 million, or 54.2% of ASUR’s total debt, is denominated in U.S. dollars, Ps.4,184.8 million, or 26.9%, in Mexican pesos, and Ps.2,009.6 million, or 19.0%, of the total is denominated in Colombian pesos.

Net Debt to LTM EBITDA stood at 1.2x at the close of 3Q18, while the Interest Coverage ratio was 9.7x as of September 30, 2018. This compares with Net Debt to LTM EBITDA and Interest Coverage Ratios of 1.4x and 6.7x as of March 31, 2018, respectively.

Table 5: Consolidated Debt Indicators
	March 31, 2018	June 30, 2018	September 30, 2018
Leverage
Total Debt/ LTM EBITDA (Times) [1]	2.0	1.9	1.7
Total Net Debt/ LTM EBITDA (Times) [2]	1.4	1.5	1.2
Interest Coverage Ratio [3]	6.7	7.6	9.7
Total Debt	17,013,615	16,596,415	15,575,869
Short-term Debt	449,618	573,726	295,206
Long-term Debt	16,563,997	16,022,689	15,280,663
Cash & Cash Equivalents	5,725,346	3,688,908	4,569,129
Total Net Debt [4]	11,288,269	12,907,507	11,006,740

1 The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Interest Coverage Ratio is calculated as ASUR’s EBIT divided by its interest expenses.

4 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

ASUR 3Q18 Page 6 of 25

Table 6: Consolidated Debt Profile (in millions)
	Airport	Payment of principal	Currency	Interest Rate	Amortization Schedule
					2018	2019	2020	2021 /23	2024 /35	Total
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$Usd	Libor + 1.5250%	-	-	-	-	36.3	36.3
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$Usd	Libor + 1.4500%	-	-	-	-	36.3	36.3
5 Yr-Syndicated Credit Facility	Cancun	To the expiration	$PMx	Tiie + 1.25%	-	-	-	2,000.0	-	2,000.0
7 Yr-Syndicated Credit Facility	Cancun	Semi-Annual Amort.	$PMx	Tiie + 1.25%	-	-	20.0	1,860.0	120.0	2,000.0
22 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	5.75%	-	5.2	5.3	17.1	162.9	190.5
20 Yr-Senior Note 2035	San Juan	Semi-Annual Amort.	$Usd	6.75%	5.1	5.2	5.3	18.3	153.8	187.7
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	1,875.0	9,000.0	12,000.0	44,250.0	81,000.0	148,125.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	1,275.0	6,120.0	8,160.0	30,090.0	55,080.0	100,725.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	1,125.0	5,400.0	7,200.0	26,550.0	48,600.0	88,875.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	462.5	2,220.0	2,960.0	10,915.0	19,980.0	36,537.5
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	462.5	2,220.0	2,960.0	10,915.0	19,980.0	36,537.5
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	100.0	480.0	640.0	2,360.0	4,320.0	7,900.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	100.0	480.0	640.0	2,360.0	4,320.0	7,900.0
10 Yr-Syndicated Credit Facility	Colombia	Qtly. Amort.	$Pcol	DTF1 + 4	100.0	480.0	640.0	2,360.0	4,320.0	7,900.0

[1] DTF is an average 90-day rate with which the credits in Colombia are subscribed
[2] IBR is a rate that banks offer for short-term bank loans

Capex

During 3Q18, ASUR made capital investments of Ps.1,369.8 million. Of this, Ps.329.6 million relate to the Company’s plan to modernize its Mexican airports pursuant to its master development plans, mainly for the construction of Cancun’s Terminal 4, currently in operation. Furthermore, during 3Q18, Aerostar invested Ps.646.0 million at LMM Airport in Puerto Rico and Airplan invested a total of Ps.394.2 million in Colombia.

Review of Mexico Operations

Table 7: Mexico Revenues & Commercial Revenues Per Passenger
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Total Passenger	7,825	8,333	6.5	23,664	25,263	6.8

Total Revenues	2,606,720	2,585,641	(0.8)	7,796,657	7,762,541	(0.4)
Aeronautical Services	1,316,489	1,495,944	13.6	4,021,915	4,483,133	11.5
Non-Aeronautical Services	880,673	997,370	13.3	2,830,593	3,154,213	11.4
Construction Revenues	409,558	92,327	(77.5)	944,149	125,195	(86.7)
Total Revenues Excluding Construction Revenues	2,197,162	2,493,314	13.5	6,852,508	7,637,346	11.5

Total Commercial Revenues	786,531	900,884	14.5	2,547,209	2,843,468	11.6
Commercial Revenues from Direct Operations	144,495	183,285	26.8	439,797	568,518	29.3
Commercial Revenues Excluding Direct Operations	642,036	717,599	11.8	2,107,412	2,274,950	7.9

Total Commercial Revenues per Passenger	100.5	108.1	7.6	107.6	112.6	4.6
Commercial Revenues from Direct Operations per Passenger [1]	18.5	22.0	19.1	18.6	22.5	21.1
Commercial Revenues Excl. Direct Operations per Passenger	82.1	86.1	5.0	89.1	90.1	1.1

Note: For purposes of this table, approximately 42.1 and 29.0 thousand transit and general aviation passengers are included in 3Q17 and 3Q18, respectively, and 133.8 and 105.0 thousand transit and general aviation passengers are included in 9M17 and 9M18.

[1] Represents ASUR’s operation of convenience stores in airports as well as advertising since September 2017.

ASUR 3Q18 Page 7 of 25

Mexico Revenues

Mexico Revenues for 3Q18 declined 0.8% YoY to Ps.2,585.6 million. Excluding construction, revenues rose 13.5% YoY, reflecting the following increases:

•	13.6% in revenues from aeronautical services, mainly due to the 6.7% increase in passenger traffic; and

•	13.3% in revenues from non-aeronautical services, principally reflecting the 14.5% growth in commercial revenues.

Commercial Revenues rose 14.5% YoY, mainly due to the 6.5% increase in total passenger traffic (including transit and general aviation passengers) and reported increases across all categories as shown on Table 8.

Commercial Revenues per Passenger, were up 7.6% to Ps.108.1 in 3Q18 from Ps.100.5 in 3Q17.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations and parking lot fees.

As shown in Table 9, during the last 12 months, ASUR opened 83 new commercial spaces reflecting the opening of its new Terminal 4 at Cancun Airport and added seven commercial spaces at its other eight airports. More details of these openings can be found on page 20 of this report.

Table 8: Mexico Commercial Revenue Performance			Table 9: Mexico Summary Retail and Other Commercial Space Opened since September 30,2017
Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	3Q18	9M18
Other Revenue	21.2%	16.5%	Cancun	76
Car Rental Revenues	19.6%	12.9%	Retail	28
Ground Transportation	18.6%	9.3%	Car Rental	20
Parking Lot Fees	18.4%	13.6%	Transportation	4
Retail Operations	16.1%	16.1%	Food and Beverage	18
Duty Free	12.6%	10.9%	Other Revenue	3
Food and Beverage Operations	10.6%	9.5%	Banking and Currency Exchange Services	2
Banking and Currency Exchange Services	9.4%	3.2%	Duty free	1
Advertising Revenues	9.4%	(14.4%)	8 Other Airports	7
Teleservices	(19.8%)	(3.6%)	Retail	4
Total Commercial Revenues	14.6%	11.6%	Bank and Foreign	1
			Car Rental	1
			Other Revenue	1
			Mexico	83
			[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Mexico Operating Costs and Expenses

Table 10: Mexico Operating Costs & Expenses
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Cost of Services	417,576	483,261	15.7	1,145,691	1,328,522	16.0
Administrative	49,832	56,436	13.3	158,526	173,738	9.6
Technical Assistance	82,489	92,038	11.6	263,083	289,607	10.1
Concession Fees	100,097	113,389	13.3	308,901	344,895	11.7
Depreciation and Amortization	139,248	169,226	21.5	417,192	506,298	21.4
Operating Costs and Expenses Excluding Construction Costs	789,242	914,350	15.9	2,293,393	2,643,060	15.2
Construction Costs	409,558	92,327	(77.5)	944,149	125,195	(86.7)
Total Operating Costs & Expenses	1,198,800	1,006,677	(16.0)	3,237,542	2,768,255	(14.5)

Total Mexico Operating Costs and Expenses for 3Q18 declined 16.0% YoY. This includes construction costs, which fell 77.5%, reflecting lower levels of capital improvements made to concessioned assets during the period. Excluding construction costs, operating costs and expenses increased 15.9% to Ps.914.4 million.

ASUR 3Q18 Page 8 of 25

Cost of Services rose 15.7%, mainly due to higher maintenance, energy and security expenses. Higher cost of sales from convenience stores directly operated by ASUR, including those opened at Terminal 4 at Cancun Airport, and professional fees in connection with several projects also contributed to the increase in cost of services.

Administrative expenses increased by 13.3% YoY, principally as a result of higher travel expenses, fees to third parties and salaries.

The 11.6% increase in the Technical Assistance fee paid to ITA reflects EBITDA growth in Mexico, excluding extraordinary items in the quarter, a factor in the calculation of the fee.

Concession Fees, which include fees paid to the Mexican government, rose 13.3%, mainly due to an increase in regulated revenues, a factor in the calculation of the fee.

Depreciation and Amortization increased 21.5% YoY, reflecting the recognition of higher investments at year-end 2017.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 11: Mexico Comprehensive Financing Gain (Loss)
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Interest Income	64,522	70,836	9.8	180,087	251,529	39.7
Interest Expense	(93,113)	(114,677)	23.2	(169,689)	(351,684)	107.3
Foreign Exchange Gain (Loss), Net	49,226	(39,479)	n/a	50,524	32,906	(34.9)
Total	20,635	(83,320)	n/a	60,922	(67,249)	n/a

In 3Q18, ASUR’s Mexico operations reported an Ps.83.3 million Comprehensive Financing Loss, compared to a Ps.20.6 million gain in 3Q17. This was mainly due to Ps.39.5 million foreign exchange loss reported in the quarter, resulting from the 3.8% quarterly average Mexican peso appreciation against the U.S. dollar on ASUR’s foreign currency net asset position, compared with a Ps.49.2 million foreign exchange gain in 3Q17, resulting from the 1.8% quarterly average Mexican peso appreciation during that period. The 23.2% increase in interest expenses to Ps.114.7 million in 3Q18, from 93.1 million in 3Q17 also contributed to the comprehensive financial loss.

This was partially offset by the 9.8% YoY increase in interest income to Ps.70.8 million in 3Q18, reflecting a higher cash balance and higher interest rates.

Mexico Operating Profit and EBITDA

Table 12: Mexico Operating Profit & EBITDA
	Third Quarter		% Chg.	Nine-Months		% Chg.
	2017	2018		2017	2018
Total Revenue	2,606,720	2,585,641	(0.8)	7,796,657	7,762,541	(0.4)
Total Revenues Excluding Construction Revenues	2,197,162	2,493,314	13.5	6,852,508	7,637,346	11.5
Operating Profit	1,407,920	1,578,964	12.1	4,559,115	4,994,286	9.5
Operating Margin	54.01%	61.07%	706 bps	58.5%	64.3%	586 bps
Adjusted Operating Margin [1]	64.08%	63.33%	(75 bps)	66.5%	65.4%	(114 bps)
Net Profit [3]	1,100,696	1,072,267	(2.6)	3,363,112	3,525,768	4.8
EBITDA	1,567,176	1,748,064	11.5	4,996,339	5,500,592	10.1
EBITDA Margin	60.1%	67.6%	749 bps	64.1%	70.9%	678 bps
Adjusted EBITDA Margin [2]	71.3%	70.1%	(122 bps)	72.9%	72.0%	(89 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

[3] Net Income for 3Q18 includes a gain of Ps.112.4 million from the participation in the results of subsidiaries recognized under the equity method. Aerostar in Puerto Rico contributed with a Ps.115.5 million gain and Airplan in Colombia with a Ps.3.1 million loss

ASUR 3Q18 Page 9 of 25

Mexico reported an Operating Profit of Ps.1,579.0 million in 3Q18, up 12.1%, mainly reflecting increases of 13.6% in aeronautical revenues and 14.5% in commercial revenues derived from the 6.5% growth in passenger traffic. Operating Margin was 61.1% in 3Q18 compared with 54.0% in 3Q17.

Adjusted Operating Margin in 3Q18, which excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues, was 63.3%, compared to 64.1% in 3Q17.

EBITDA increased 11.5% to Ps.1,748.1 million from Ps.1,567.2 million in 3Q17, as a result of higher operating leverage. EBITDA Margin expanded to 67.6% from 60.1% in 3Q17.

During 3Q18, ASUR’s operations in Mexico recognized Ps.92.3 million in “Construction Revenues,” a year-on-year decline of 77.5%, due to lower capital expenditures and investments in concessioned assets. Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of/or improvements to concessioned assets, decreased by 122 bps to 70.1%.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations as of September 30, 2018 totaled Ps.4,573.5 million, with an average tariff per workload unit of Ps.178.26 (December 2016 pesos), accounting for approximately 61.6% of total Mexico income (excluding construction income) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the close of each year.

In August 2018, our subsidiary Aeropuerto de Cancun, S.A. de C.V., was notified of an Opinion of Probable Liability issued by the head of the Investigative Branch of the Federal Economic Competition Commission ("COFECE"), for alleged monopolistic practices at Cancun International Airport regarding on-site ground transportation. This notification serves to subpoena Aeropuerto de Cancun, S.A. de C.V. to appear in the administrative proceedings to be held in the form of hearings before COFECE. In October, Aeropuerto de Cancún, S.A. de C.V. replied in a timely manner with respect to the aforementioned Opinion of Probable Liability and expects to exhaust all legal remedies in the defense of its interests. Given the stage of the procedure, it is not possible at this time to estimate the potential penalty, if any, that COFECE could impose.

Review of Puerto Rico Operations

In May 2017, ASUR increased its share ownership in Aerostar to 60% from its prior 50% ownership. Accordingly, consolidated results as presented in this report reflect line by line consolidation of Aerostar results starting in June 1, 2017, while prior to that, Aerostar’s results were accounted for by the equity method.

The following discussion compares the standalone results of Aerostar for the three-month period ended September 30, 2018 (in which Aerostar was consolidated with ASUR) against the three-month period ended September 30, 2017.

As of September 30, 2018, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations" resulted in the following effects in the Balance Sheet: i) the recognition of a net intangible asset of Ps.5,876.1 million, ii) goodwill of Ps.887.2 (net of an impairment of Ps.4,719.1 million), iii) deferred taxes of Ps.587.6 million, and iv) a minority interest of Ps.5,316.7 million within stockholders 'equity.

ASUR 3Q18 Page 10 of 25

Table 13: Puerto Rico Revenues & Commercial Revenues Per Passenger (in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017	2018
Total Passengers	2,145	2,227	3.8

Total Revenues	623,384	692,466	11.1
Aeronautical Services	415,979	433,814	4.3
Non-Aeronautical Services	207,405	242,769	17.1
Construction Services	-	15,883	n/a
Total Revenues Excluding Construction Services	623,384	676,583	8.5

Total Commercial Revenues	205,680	240,567	17.0
Commercial Revenues from Direct Operations [2]	47,757	50,183	5.1
Commercial Revenues Excluding Direct Operations	157,923	190,384	20.6
Total Commercial Revenues per Passenger	95.90	108.0	12.7
Commercial Revenues from Direct Operations per Passenger [2]	22.3	22.5	1.2
Commercial Revenues Excl. Direct Operations per Passenger	73.6	85.5	16.1
Note: Figures in pesos at an average exchange rate of Ps.18.9523.
[2] Represents ASUR’s operation of convenience stores in LMM Airport.

Puerto Rico Revenues

Total Puerto Rico Revenues for 3Q18 increased 11.1% YoY to Ps.692.5 million, mainly due to the following increases:

•	17.1% in revenues from non-aeronautical services, principally reflecting the 17.0% increase in commercial revenues; and
•	4.3% in revenues from aeronautical services.

Commercial Revenues per Passenger rose to Ps.108.0 from Ps.95.9 in 3Q17.

Five commercial spaces were opened at LMM Airport over the last 12 months, as shown on Table 15. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

Table 14: San Juan Airport Commercial Revenue Performance		Table 15: San Juan Airport Summary Retail and Other Commercial Space Opened since September 30, 2017
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	3Q18
Ground Transportation	173.8%	Food and Beverage	3
Advertising Revenues	49.1%	Other Revenue	2
Car Rental Revenues	31.1%	Total Commercial Spaces	5
Parking Lot Fees	24.9%
Other Revenue	11.1%
Duty Free	4.5%
Retail Operations	3.8%
Food and Beverage Operations	1.5%
Total Commercial Revenues	17.0%
		[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 3Q18 Page 11 of 25

Puerto Rico Operating Costs and Expenses

Table 16: Puerto Rico Operating Costs and Expenses
(in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017	2018
Cost of Services	271,456	313,962	15.7
Concession Fees	2,500	32,028	1,181.3
Depreciation and Amortization	101,737	150,253	47.7
Total Operating Costs & Expenses Excluding Construction Costs	375,693	496,243	32.1
Construction Costs	-	15,883	n/a
Total Operating Costs & Expenses	375,693	512,126	36.3
Note: Figures in pesos at an average exchange rate of Ps.18.9523.

Total Operating Costs and Expenses at LMM Airport in 3Q18, including construction costs, rose 36.3% YoY to Ps.512.1 million.

Cost of Services increased 15.7% YoY, mainly due to the recognition of extraordinary insurance costs resulting from Hurricane Maria, as well as higher energy and maintenance expenses. In accordance with the application of IFRIC 12, Aerostar recognizes on a monthly basis the provision for maintenance of those concession assets that will be replaced before the end of the concession. The monthly amount is Ps.18.4 million.

Concession Fees paid to the Puerto Rican government increased YoY by Ps.29.5 million. In 2017, the concession fee was a fixed payment of US$2.5 million, reported within intangible assets (Concession), while in 2018, the concession fee is 5% of revenues for the period. In addition, starting in 2018, the concession fee line item also includes the municipal tax, which increased 10% to Ps.2.7 million from Ps.2.5 million in the prior period.

Depreciation and Amortization rose 47.7%, mainly impacted by the recognition of the amortization from the valuation of the investment in Aerostar under IFRS 3, which impacted amortization by Ps.42.7 million.

During 3Q18, Aerostar reported Construction Costs in Puerto Rico of Ps.15.9 million, reflecting the capital investments in the concessioned assets during the period.

Excluding construction costs, operating costs and expenses increased 32.1% to Ps.496.2 million.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 17: Puerto Rico Comprehensive Financing Gain (in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017	2018
Interest Income	18	3,809	21,061.1
Interest Expense	(123,490)	(127,533)	3.3
Total	(123,472)	(123,724)	0.2
Note: Figures in pesos at an average exchange rate of Ps.18.9523.

During 3Q18, LMM Airport reported a Ps.123.7 million Comprehensive Financing Loss, compared with a Ps.123.5 million loss in 3Q17.

On February 22, 2013, and as part of the financing of the Concession Agreement, Aerostar entered into a subordinated term loan with Cancun Airport in the amount of US$100 million at an annual interest rate of LIBOR plus 2.10%, payable each July 1 and January 1, and with no fixed maturity date. As of September 30, 2018, the remaining balance was US$63.4 million.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350 million to finance a portion of the Concession Agreement payment to the Puerto Rican Ports Authority and certain other costs and expenditures associated with it.

ASUR 3Q18 Page 12 of 25

On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50 million. In December 2015, Aerostar also contracted a line of revolving credit, which, as of September 30, 2018, had not been utilized.

All long-term debt is collateralized by Aerostar’s total assets.

Puerto Rico Operating Profit and EBITDA

Table 18: San Juan Airport Operating Profit & EBITDA
(in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017	2018
Total Revenues	623,384	692,466	11.1
Total Revenues Excluding Construction Services Revenues	623,384	676,583	8.5
Operating Profit	247,691	180,340	(27.2)
Operating Margin	39.7%	26.0%	(1369 bps)
Adjusted Operating Margin [1]	39.7%	26.7%	(1308 bps)
Net Income	112,295	46,300	(58.8)
EBITDA	349,428	329,682	(5.7)
EBITDA Margin	56.1%	47.6%	(844 bps)
Adjusted EBITDA Margin [2]	56.1%	48.7%	(733 bps)
Note: Figures in pesos at an average exchange rate of Ps.18.9523.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

Operating Profit at Puerto Rico in 3Q18 declined 27.2% YoY to Ps.180.3 million, with Operating Margin down to 26.0% from 39.7% in 3Q17, principally due to the amortization resulting from the valuation of Aerostar under IFRS3, which impacted amortization by Ps.42.7 million as explained above.

EBITDA declined 5.7% to Ps.329.7 million from Ps.349.4 million in 3Q17, and EBITDA Margin declined to 47.6% in 3Q18 from 56.1% in 3Q17. Adjusted EBITDA Margin in 3Q18 was 48.7% compared with 56.1% in 3Q17.

Puerto Rico Capital Expenditures

During 3Q18, Aerostar invested Ps.645.9 million to modernize LMM Airport, mainly for the construction of the Federal Inspection Station and in equipment for LMM’s operations. This compares with investments of Ps.58.8 million in 3Q17.

Puerto Rico Tariff Regulation

The Airport Use Agreement signed by Aerostar, the airlines serving LMM Airport and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

Review of Colombia Operations

On October 19, 2017, ASUR acquired a 92.42% ownership stake in Airplan, which operates six airports in Colombia. Therefore, ASUR began to consolidate Airplan’s results on a line by line basis as of that date.

ASUR 3Q18 Page 13 of 25

The following discussion compares Airplan's independent results for the started July 1 and ended September 30, 2018 (in which Airplan was consolidated with ASUR) against the period starting July 1 and ended September 30, 2017 (in which Airplan was not consolidated with ASUR).

The valuation of ASUR’s investment in Airplan in accordance with IFRS 3 "Business Combinations" resulted in the following effects on the Balance Sheet as of September 30, 2018: i) the recognition of a net intangible asset of Ps.1,364.2 million, ii) goodwill of Ps.1,504.9, iii) deferred taxes of Ps.257.0 million, and iv) Ps.610.4 million from the recognition of bank loans at fair value.

On May 25, 2018, ASUR acquired 7.58% of the share ownership of Airplan, bringing its ownership stake in the company to 100%. This transaction resulted in the recognition of Shareholders’ Equity in excess of the Ps.46.3 million paid for the acquisition of this additional stake in Airplan.

Table 19: Airplan, Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	Third Quarter		% Chg
	2017	2018
	Not Consolidated	Consolidated
Total Passenger	2,687	2,872	6.9

Total Revenues	625,669	403,940	(35.4)
Aeronautical Services	276,541	321,357	16.2
Non-Aeronautical Services	78,358	100,476	28.2
Construction Revenues [1]	270,770	(17,893)	n/a
Total Revenues Excluding Construction Revenues	354,899	421,833	18.9
Total Commercial Revenues	78,347	100,467	28.2
Total Commercial Revenues per Passenger	29.2	35.0	20.0

Note: Figures in pesos at an average exchange rate of Ps.156.2203.

Note: For purpose of this table, approximately 76.0 and 71.4 thousand transit and general aviation passengers are included in 3Q17 and 3Q18.

1 Construction revenues for Airplan in 3Q18 include the actual construction revenues which are equal to construction costs of Ps.63.1 million plus an estimated revenue decline from valuation of the intangible asset at its present value (guaranteed revenues from the concession), of Ps. 80.9 million according to IFRIC 12

Colombia Revenues

Total Colombia Revenues for 3Q18 fell 35.4% YoY to Ps.403.9 million. Excluding construction services revenues, which fell as a result of lower committed investments during the period and the impact from the valuation of the concession at present value, revenues rose 18.9% mainly reflecting the following increases:

•	16.2% in revenues from aeronautical services.
•	28.2% in revenues from non-aeronautical services, mainly due to the 28.2% increase in commercial revenues.

Commercial Revenues per Passenger increased 20.0%, principally benefitting from fixed commercial revenues.

As shown on Table 21, during the last twelve months, 40 new commercial spaces were opened in Colombia. More details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations and parking lot fees.

ASUR 3Q18 Page 14 of 25

Table 20: Airplan, Colombia Commercial Revenue Performance		Table 21: Colombia Summary Retail and Other Commercial Space Opened since September 30, 2017
Business Line	YoY Chg	Type of Commercial Space [1]	# of Spaces Opened
	3Q18
Retail Operations	139.5%	Food and Beverage	7
Teleservices	126.8%	Retail	5
Car Rental Revenues	83.2%	Car Rental	2
Banking and Currency Exchange Services	64.0%	Banking and Currency Exchange Services	3
Other Revenue	30.7%	Teleservices	1
Parking Lot Fees	13.8%	Other Revenue	22
Advertising Revenues	11.5%	Total Commercial Spaces	40
Food and Beverage Operations	9.7%
Ground Transportation	(5.9%)
Duty Free	(100.0%)
Total Commercial Revenues	28.2%
		[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.

Colombia Costs and Expenses

Table 22: Colombia Operating Costs and Expenses

(in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017 Non-Consolidated	2018 Consolidated
Cost of Services	104,420	139,774	33.9
Technical Assistance	1,532	1,598	4.3
Concession Fees	67,431	79,887	18.5
Depreciation and Amortization	117,620	222,375	89.1
Operating Costs and Expenses Excluding Construction Costs	291,003	443,634	52.4
Construction Costs	279,408	63,075	(77.4)
Total Operating Costs & Expenses	570,411	506,709	(11.2)
Note: Figures in pesos at an average exchange rate of Ps.156.2203.

Total Operating Costs and Expenses in Colombia declined 11.2% YoY in 3Q18 to Ps.506.7 million.

Cost of Services increased 33.9% YoY, mainly due to higher expenses in connection with professional fees, security expenses, energy and maintenance costs.

Construction Costs declined 77.4% YoY to Ps.63.1 million, reflecting lower investments in complementary works to concessioned assets during the period.

Concession Fees, which include fees paid to the Colombian government, increased 18.5% YoY, mainly reflecting higher regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 89.1% due to the Ps.222.4 million increase in amortization of the concession (includes recognition of Ps.23.9 million from the amortization of the concession resulting from the valuation of the investment under IFRS 3, Ps.133.9 million for initial amortization of complementary works, and Ps.64.6 million in amortization of mandatory works as a result of the increase in the accumulated amortization).

Colombia Comprehensive Financing Gain /(Loss)

Table 23: Colombia Comprehensive Financing Gain / (Loss)

(in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017 Non-Consolidated	2018 Consolidated
Interest Income	790	1,760	122.8
Interest Expense	(46,223)	(74,978)	62.2
Foreign Exchange Gain (Loss), Net	(36)	(13)	(63.9)
Total	(45,469)	(73,231)	61.1
Note: Figures in pesos at an average exchange rate of Ps.156.2203. ASUR 3Q18 Page 15 of 25

During 3Q18, Airplan reported a Ps.73.2 million Comprehensive Financing Loss, compared with a Ps.45.5 million loss in 3Q17.

On June 1, 2015, Airplan entered into a Ps.3,468.7 million, 12-Year Syndicated Loan Facility with eight banks with a 3-year grace period. Airplan also has a Ps.130.0 million, one-year Treasury Loan from two banks.

Colombia Operating Profit and EBITDA

Table 24: Colombia Operating Profit & EBITDA (in thousands of Mexican pesos)
	Third Quarter		% Chg.
	2017 Non-Consolidated	2018 Consolidated
Total Revenue	625,669	403,940	(35.4)
Total Revenues Excluding Construction Revenues	354,899	421,833	18.9
Operating Profit	55,258	(102,769)	n/a
Operating Margin	8.8%	(25.4%)	(3427 bps)
Adjusted Operating Margin [1]	15.6%	(24.4%)	(3993 bps)
Net Income	7,168	(111,993)	n/a
EBITDA	181,516	200,574	10.5
EBITDA Margin	29.0%	49.7%	2064 bps
Adjusted EBITDA Margin [2]	51.1%	47.5%	-360 bps
Note: Figures in pesos at an average exchange rate of Ps.156.2203.

[1] Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is equal to operating profit divided by total revenues excluding construction services revenues.

[2] Adjusted EBITDA Margin excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing EBITDA by total revenues excluding construction services revenues.

During 3Q18, ASUR reported an Operating Loss of Ps.102.8 million compared to an operating profit of Ps.55.3 million in 3Q17. Operating Margin was negative 25.4% in 3Q18 and positive 8.8% in 3Q17. Adjusted Operating Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, was negative 24.4% in 3Q18 compared with positive 15.6% in the same quarter of 2017.

EBITDA increased 10.5% to Ps.200.6 million from Ps.181.5 million in 3Q17. EBITDA Margin increased to 49.7% in 3Q18, from 29.0% in 3Q17, while Adjusted EBITDA Margin, which excludes the impact of IFRIC 12 with respect to construction or improvements to concessioned assets, declined 360 basis points to 47.5 % in 3Q18.

Colombia Capex

During 3Q18, Airplan invested Ps.394.2 million to modernize its airports in Colombia, including: i) the expansion of the domestic and international passenger terminal, ii) the expansion of the international platform, and iii) progress in the construction of the cargo terminal at Rionegro airport.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs and rights for the provision of aeronautical and airport services or those that are generated by the concessions, authorizations, licenses or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes the tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt de Carapa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

Airplan's regulated revenues for 3Q18 amounted to Ps.321.4 million.

ASUR 3Q18 Page 16 of 25

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico and Colombia and excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs,” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

ASUR 3Q18 Page 17 of 25

Analyst Coverage

In accordance with Mexican Stock Exchange Internal Rules Article 4.033.01, ASUR informs that the stock is covered by the following broker-dealers: Actinver Casa de Bolsa, Barclays, BBVA Bancomer, BofA Merrill Lynch, BX+, Citi Investment Research, Credit Suisse, Goldman Sachs, Grupo Bursatil Mexicano, Grupo Financiero Interacciones, Grupo Financiero Monex, HSBC, Intercam Casa de Bolsa, Insight Investment Research, Itau BBA Securities, INVEX, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto Casa de Bolsa, Santander Investment, Scotia Capital, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts regarding the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +1-52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 3Q18 Page 18 of 25

Mexico Passenger Traffic [1]

		Third Quarter		% Chg	Nine - Months		% Chg
		2017	2018		2017	2018	
Domestic Traffic		**3,929,206**	**4,342,594**	**10.5**	**10,641,806**	**11,725,081**	**10.2**
CUN	Cancun	2,254,689	2,493,382	10.6	5,839,906	6,525,887	11.7
CZM	Cozumel	43,356	50,933	17.5	98,664	123,926	25.6
HUX	Huatulco	171,582	184,182	7.3	481,415	512,051	6.4
MID	Merida	480,906	571,059	18.7	1,417,209	1,625,425	14.7
MTT	Minatitlan	50,149	50,126	(0.0)	150,493	144,693	(3.9)
OAX	Oaxaca	214,433	218,120	1.7	567,122	618,995	9.1
TAP	Tapachula	63,519	80,991	27.5	205,911	226,050	9.8
VER	Veracruz	346,098	379,428	9.6	963,283	1,060,565	10.1
VSA	Villahermosa	304,474	314,373	3.3	917,803	887,489	(3.3)
International Traffic		**3,853,851**	**3,960,965**	**2.8**	**12,888,713**	**13,433,337**	**4.2**
CUN	Cancun	3,654,326	3,757,924	2.8	12,156,200	12,663,402	4.2
CZM	Cozumel	80,753	87,049	7.8	328,791	328,763	(0.0)
HUX	Huatulco	4,843	6,491	34.0	102,878	108,559	5.5
MID	Mérida	53,961	53,348	(1.1)	146,650	167,846	14.5
MTT	Minatitlan	1,826	2,176	19.2	5,267	5,533	5.1
OAX	Oaxaca	23,493	25,681	9.3	56,221	73,221	30.2
TAP	Tapachula	3,713	3,801	2.4	10,824	12,096	11.8
VER	Veracruz	19,955	18,865	(5.5)	52,134	50,607	(2.9)
VSA	Villahermosa	10,981	5,630	(48.7)	29,748	23,310	(21.6)
Total Traffic México		**7,783,057**	**8,303,559**	**6.7**	**23,530,519**	**25,158,418**	**6.9**
CUN	Cancun	5,909,015	6,251,306	5.8	17,996,106	19,189,289	6.6
CZM	Cozumel	124,109	137,982	11.2	427,455	452,689	5.9
HUX	Huatulco	176,425	190,673	8.1	584,293	620,610	6.2
MID	Merida	534,867	624,407	16.7	1,563,859	1,793,271	14.7
MTT	Minatitlan	51,975	52,302	0.6	155,760	150,226	(3.6)
OAX	Oaxaca	237,926	243,801	2.5	623,343	692,216	11.0
TAP	Tapachula	67,232	84,792	26.1	216,735	238,146	9.9
VER	Veracruz	366,053	398,293	8.8	1,015,417	1,111,172	9.4
VSA	Villahermosa	315,455	320,003	1.4	947,551	910,799	(3.9)

US Passenger Traffic, San Juan Airport (LMM)

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ASUR 3Q18 Page 22 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to September 30, 2018 and 2017
Thousands of mexican pesos

Item	9M 2017	9M 2018	% Chg	3Q 2017	3Q 2018	% Chg
Revenues						
Aeronautical Services	4,587,720	6,715,133	46.4	1,732,467	2,251,115	29.9
Non-Aeronautical Services	3,110,280	4,160,293	33.8	1,088,079	1,340,615	23.2
Construction Services	944,149	610,585	(35.3)	409,558	90,317	(77.9)
Total Revenues	**8,642,149**	**11,486,011**	**32.9**	**3,230,104**	**3,682,047**	**14.0**
Operating Expenses						
Cost of Services	1,508,473	2,669,519	77.0	689,033	936,997	36.0
Cost of Construction	944,149	507,845	(46.2)	409,558	171,285	(58.2)
General and Administrative Expenses	158,526	173,738	9.6	49,832	56,436	13.3
Technical Assistance	263,083	295,026	12.1	82,489	93,636	13.5
Concession Fee	312,195	673,424	115.7	102,597	225,304	119.6
Depreciation and Amortization	554,442	1,515,186	173.3	240,985	541,854	124.8
Total Operating Expenses	**3,740,868**	**5,834,738**	**56.0**	**1,574,494**	**2,025,512**	**28.6**
Operating Income	**4,901,281**	**5,651,273**	**15.3**	**1,655,610**	**1,656,535**	**0.1**
Comprehensive Financing Cost	**(104,407)**	**(672,756)**	**544.4**	**(102,836)**	**(280,275)**	**172.5**
Income from results of Joint Venture Accounted by the Equity Method	**112,345**	**-**	**(100.0)**	**-**	**-**	**-**
Income Before Income Taxes	**4,909,219**	**4,978,517**	**1.4**	**1,552,774**	**1,376,260**	**(11.4)**
Provision for Income Tax	1,454,150	1,322,065	(9.1)	449,994	427,884	(4.9)
Provision for Asset Tax	699	699	-	233	233	-
Deferred Income Taxes	(181,949)	83,691	(146.0)	(43,066)	(58,431)	35.7
Net Income for the Year	**3,636,319**	**3,572,062**	**(1.8)**	**1,145,613**	**1,006,574**	**(12.1)**
Majority Net Income	**3,571,974**	**3,529,012**	**(1.2)**	**1,100,695**	**988,054**	**(10.2)**
Non- controlling interests	**64,345**	**43,050**	**(33.1)**	**44,918**	**18,520**	**(58.8)**
Earning per Share	11.9066	11.7634	(1.2)	3.6690	3.2935	(10.2)
Earning per American Depositary Share (in U.S. Dollars)	6.3593	6.2828	(1.2)	1.9596	1.7591	(10.2)

Exchange Rate per Dollar Ps. 18.7231

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ASUR 3Q18 Page 24 of 25

ASUR 3Q18 Page 25 of 25

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 23, 2018